Positive Recommendation for Acomplia®
from the Transparency Committee in France

Favorable recommendation for the reimbursement in diabetic obese patients

Paris, February 6, 2007 - The Transparency Committee at the Health Authorities published its recommendation, specifying the scope of reimbursement for Acomplia®. The patients who may benefit from a reimbursed prescription are those associating obesity (BMI=30 kg/m2) with type 2 diabetes, insufficiently controlled by a mono-therapy of metformin or sulfonylurea, with a HBA1c level between 6.5% and 10%. Treatment with Acomplia® is to be associated with diet and physical activity.

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